UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Good Guys, Inc.

(Name of Subject Company (Issuer))

Good Guys, Inc.

(Names of Filing Persons)

Options to Purchase Common Stock, par value $.001 per share,
Granted to Employees and Non-Employee Directors Prior to November 8, 2000
(Title of Class of Securities)

382091106
(CUSIP Number of Class of Securities)

David A. Carter
1600 Harbor Bay Parkway
Suite 200
Alameda, California 94502
(510) 747-6000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

with a copy to:
Joseph B. Hershenson, Esq.
Maurine M. Murtagh, Esq.
J. Alex Moore, Esq.
Howard, Rice, Nemerovski, Canady,
Falk & Rabkin
A Professional Corporation
Three Embarcadero Center, 7th Floor
San Francisco, California 94111
(415) 434-1600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$90,000.20	$7.28

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 450,001 shares of common stock of Good Guys, Inc., will be purchased pursuant to this offer at the offer price of $0.20 per option share. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $80.90 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid: N/A	Form or Registration No.: N/A
	Filing Party: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

     The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

     (a)  Name and address.

     The name of the issuer is Good Guys, Inc., a Delaware corporation (the “Company”), and the address and telephone number of its principal executive office is 1600 Harbor Bay Parkway, Suite 200, Alameda, California 94502, (510) 747-6000.

     (b)  Securities.

     This Tender Offer Statement on Schedule TO relates to an offer by the Company offering each option holder the opportunity to tender for purchase by the Company all of his or her currently outstanding options to purchase shares of Good Guys common stock, whether or not vested, granted to employees and non-employee directors prior to November 8, 2000 under Good Guys’ 1985 Stock Option Plan or 1994 Stock Incentive Plan, regardless of the exercise price of such options (each, an “eligible option”), at a price equal to $0.20 per option, net to the seller in cash, without interest.

     The information set forth in the Offer to Purchase under “Section 1. Eligible Options; Expiration of the Offer”, “Section 8. Source and Amount of Consideration” and “Section 10. Certain Information Concerning the Company” is incorporated herein by reference.

     (c)  Trading market and price.

     The information set forth in the Offer to Purchase under “Section 7. Price Range of Common Stock Underlying the Options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     The Company is the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth in the Offer to Purchase under “Schedule A. Information Concerning the Directors and Executive Officers of Good Guys” is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a)  Material Terms.

     The information set forth in the Offer to Purchase under “Section 1. Eligible Options; Expiration of the Offer”, “Section 3. Procedures for Tendering Eligible Options”, “Section 4. Withdrawal Rights”, “Section 5. Acceptance for Payment and Payment for Eligible Options”, “Section 6. Certain Conditions to the Offer”, “Section 8. Source and Amount of Consideration”,

“Section 9. Certain Federal Income Tax Consequences” and “Section 13. Extension of Offer; Termination; Amendment” is incorporated herein by reference.

     (b)  Purchases.

     The information set forth in the Offer to Purchase under “Section 11. Interests of Directors and Officers and Principal Stockholders” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (e)  Agreements involving the subject company’s securities.

     The information set forth in the Offer to Purchase under “Section 11. Interests of Directors and Officers and Principal Stockholders” is incorporated herein by reference.

     The 1985 Stock Option Plan and the 1994 Stock Incentive Plan as in existence prior to November 8, 2000 are attached hereto as Exhibits (d)(1) and (d)(2), respectively, and contain information regarding the subject securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a)  Purposes

     The information set forth in the Offer to Purchase under “Section 2. Purpose of the Offer” is incorporated herein by reference.

     (b)  Use of securities acquired.

     The information set forth in the Offer to Purchase under “Section 3. Procedures for Tendering Eligible Options” is incorporated herein by reference.

     (c)  Plans.

     The information set forth in the Offer to Purchase under “Section 2. Purpose of the Offer” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a)  Source of funds.

     The information set forth in the Offer to Purchase under “Section 8. Source and Amount of Consideration” is incorporated herein by reference.

     (b)  Conditions.

     The offer is not conditioned on any financing contingency.

     (d)  Borrowed funds.

     Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a)  Securities ownership.

     The information set forth in the Offer to Purchase under “Section 11. Interests of Directors and Officers and Principal Stockholders” is incorporated herein by reference.

     (b)  Securities transactions.

     The information set forth in the Offer to Purchase under “Section 11. Interests of Directors and Officers and Principal Stockholders” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     Not applicable.

Item 10. Financial Statements.

     Not applicable.

Item 11. Additional Information.

     (a)  Agreements, regulatory requirements and legal proceedings.

     The information set forth in the Offer to Purchase under “Section 11. Interests of Directors and Officers and Principal Stockholders” and “Section 12. Certain Legal Matters; Regulatory Approval” is incorporated herein by reference.

     (b)  Other material information.

     Not applicable

Item 12.	Exhibits.

(a)(1)	Offer to Purchase, dated November 7, 2003

(a)(2)	Cover Letter to the Offer to Purchase, dated November 7, 2003

(a)(3)	Form of Acceptance Letter

(a)(4)	Form of Withdrawal Letter

(b)	None

(d)(1)	Good Guys, Inc. 1985 Stock Option Plan, as amended

(d)(2)	Good Guys, Inc. 1994 Stock Incentive Plan, as amended and in effect prior to November 8, 2000

(g)	None

(h)	None

Item 13. Information Required by Schedule 13E-3.

     Not applicable.

Signature

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Good Guys, Inc.

/s/ David A. Carter

Name: David A. Carter
Title: Chief Financial Officer and Secretary
Date: November 7, 2003

Exhibit Index

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated November 7, 2003

(a)(2)	Cover Letter to the Offer to Purchase, dated November 7, 2003

(a)(3)	Form of Acceptance Letter

(a)(4)	Form of Withdrawal Letter

(d)(1)	Good Guys, Inc. 1985 Stock Option Plan, as amended

(d)(2)	Good Guys, Inc. 1994 Stock Incentive Plan, as amended and in effect prior to November 8, 2000

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